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                                                                EXHIBIT 99-D-1.4


                           UNITED STATES OF AMERICA
                                  BEFORE THE
                     FEDERAL ENERGY REGULATORY COMMISSION

                                        )
Commonwealth Edison Company             )         Docket No. EC00-______________
                                        )

                   APPLICATION OF COMMONWEALTH EDISON COMPANY
              FOR AUTHORIZATION TO TRANSFER JURISDICTIONAL ASSETS

     Pursuant to Section 203 of the Federal Power Act, 16 U.S.C. (S) 824b (1994) (the "Act"), and Part 33 of the Regulations of the Federal Energy Regulatory Commission ("FERC" or the "Commission"), 18 C.F.R. Part 33 (1999), Commonwealth Edison Company ("ComEd") requests authorization to transfer certain discrete and limited jurisdictional facilities (the "Transfer") as part of a restructuring plan to separate ComEd's generation and power marketing businesses from its transmission and distribution businesses. The jurisdictional facilities involved in the Transfer are the step-up transformers, generation tie-lines and related facilities associated with various generating units that will be transferred.

     In accordance with the restructuring plan, ComEd will transfer its nuclear generating assets and will assign its power purchase agreements to an affiliated generating and wholesale marketing company. The Transfer and proposed restructuring will have no effect on ComEd's rates, the service ComEd provides its wholesale and retail customers, competition, or on federal and state regulators' ability to regulate ComEd. Consistent with authorization to accomplish the Transfer, ComEd and its affiliates will file appropriate affiliate sales and interconnection agreements at a future date with the Commission under Section 205 of the Act.
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     Although the Commission has applied its Merger Policy Statement to similar asset transfers in the past,/1/ the Transfer does not raise any issues under the Policy Statement that should require lengthy or detailed review. In particular:

 .    The Transfer will not raise any market power issues because it is strictly internal in nature and will not result in any change in market power concentration of ComEd and its affiliates, nor in the control of transmission facilities that could be used to manipulate the market.

 .    The Transfer will not have any effect on the rates paid by ComEd's wholesale and retail customers.

 .    The Transfer will not impair effective regulation of ComEd and its affiliates at either the federal or state level.

     ComEd's proposed Transfer and restructuring are similar to restructurings the Commission already has authorized for other public utility systems providing wholesale and retail electric service in the State of Illinois. Central
                                                                 -------
Illinois Public Service Company, et al., Order Authorizing Disposition Of
---------------------------------------
Jurisdictional Facilities, 89 FERC (P) 62,125 (November 15, 1999); Illinois
                                                                   --------
Power Company, et al., Order Authorizing Disposition of Jurisdictional
---------------------
Facilities, 88 FERC (P) 62,229 (September 10, 1999).

I.   ComEd And The Transfer

     A. ComEd is a corporation organized and existing under the laws of the State of Illinois, with its principal office in Chicago, Illinois. ComEd is a majority-owned subsidiary (greater than 95%) of Unicom Corporation ("Unicom"). ComEd is engaged in generating, transmitting and distributing electric energy to the public in northern Illinois and is a public utility under Section 201 of the Act. ComEd's public utility affiliates are Commonwealth Edison Company of Indiana, Inc., and Unicom Power Marketing, Inc. ("UPM").

--------------------

/1/  Inquiry Concerning the Commission's Merger Policy Under the Federal Power
     Act: Policy Statement, Order No. 592 III FERC Stats. & Regs. (P) 31,044
     (1996) (codified at 18 C.F.R. (S) 2.26) (hereinafter, the "Merger Policy Statement").

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     Currently, ComEd owns 9,214 MW of generating capacity, all of which is located at nuclear plants in Illinois. Prior to this year, ComEd sold approximately 1,500 MW of fossil-fueled generation to two separate unaffiliated purchasers/2/; and on December 15, 1999, ComEd sold its remaining 9,772 MW of non-nuclear generation to another unaffiliated purchaser, Edison Mission Energy, Inc. ("Mission")./3/ In connection with the sale to Mission, ComEd has entered into a series of power purchase agreements with Mission intended to maintain ComEd's ability to reliably serve its load during the beginning years of Illinois' transition to full retail access./4/ These agreements provide ComEd with the right to dispatch and receive electric energy from the divested generation through the summer of 2004.

     This Application reflects a restructuring plan with respect to ComEd's remaining generation, all of which is nuclear and which is located at six stations (LaSalle, Quad Cities, Dresden, Byron, Braidwood and Zion/2/). This generation will be transferred by ComEd, directly or indirectly, to an affiliated generating and wholesale marketing company. Commission

-----------------

/2/ ComEd sold its 1,108 MW Kincaid coal-fired facilities to Kincaid Generation, L.L.C., an indirect subsidiary of Dominion Resources, Inc. Kincaid Generation, L.L.C., 78 FERC (P) 62,060 (1997). Commonwealth Edison
     --------------------------
     Company of Indiana, Inc. sold its 490 MW State Line coal-fired generating facilities to State Line Energy, L.L.C., an indirect subsidiary of The Southern Company. State Line Energy, L.L.C., 78 FERC (P) 62,037 (1997).
                       -------------------------
     ComEd has rights to capacity and energy from Kincaid and State Line pursuant to power purchase agreements that extend through 2013.

/3/ By an order issued on November 8, 1999, the Commission approved ComEd's disposition of jurisdictional assets associated with the generating units that were sold to Mission. Commonwealth Edison Co., et al., 89 FERC (P)
                                -------------------------------
     62,105 (1999). By an order issued on August 3, 1999, the Illinois Commerce Commission found that ComEd's sale of this generation to Mission "will not render ComEd unable to provide its tariffed services in a safe and reliable manner." Commonwealth Edison Co., ICC Docket No. 99-0273 and 99-0282,
              -----------------------
     Ordering (P) 5.

/4/  As discussed below, retail access began in Illinois on October 1, 1999.

/5/ The Zion Nuclear Station has been retired from service. No facilities located at Zion that are jurisdictional are included in the Transfer.

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authorization is required to transfer the step-up transformers, generation tie-
lines and related facilities at the stations. ComEd also will assign its power purchase agreements, including those related to the Kincaid and State Line units and the Mission divestiture identified above, to Genco. These transfers will occur at or about the time Unicom's pending merger with PECO Energy Company becomes effective. This merger, which is described below, was announced on September 23, 1999.

     B. ComEd serves approximately 3.4 million retail customers in Illinois. The Illinois legislature has enacted a retail access program in Illinois. Starting on October 1, 1999, a significant number of retail customers in the state became eligible for direct access: (a) those with peak loads of four MW or greater, (b) a percentage of commercial customers with ten or more locations with peak load of 9.5 MW or greater, and (c) a percentage of other non-residential customers. The balance of ComEd's non-residential customers will become eligible for direct access by December 31, 2000, and all of its residential customers by May 1, 2002. ComEd provides unbundled retail transmission service in Illinois under the rates, terms and conditions of ComEd's open-access transmission service tariff ("OATT") on file with the Commission. The Commission has accepted changes to the OATT to implement retail transmission access. Commonwealth Edison Co., 88 FERC (P) 61,296 (1999). As a part of the Illinois retail access program, ComEd's retail rates are capped through the end of 2004.

     C. ComEd is a charter member of the Midwest Independent Transmission System Operator, Inc. ("MISO"), an independent system operator established
pursuant to Commission orders in Docket No.   ER98-1438.  Midwest Independent
                                                          -------------------
Transmission System Operator, Inc., 84 FERC (P) 61,23l, order on
----------------------------------                      --------
reconsideration, 85 FERC (P) 61,250, order on reh'g, 85 FERC (P) 61,372 (l998).
                                     --------------
The MISO is expected to begin operation in mid-2001. ComEd has committed to transfer control of its transmission facilities to the MISO. ComEd is known for its

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commitment to the success of the MISO and for endeavoring to improve the MISO so that the Commission has no reservations concerning its effectiveness. ComEd has contributed personnel to the MISO, and ComEd's parent company, Unicom, has guaranteed $50 million in loans on behalf of the MISO.

     In conjunction with its commitment to the MISO, ComEd is actively and aggressively promoting the development of an "ITC" (an independent transmission company). On December 13, 1999, ComEd and three other Midwest public utilities, IES Utilities, Inc., Interstate Power Company and MidAmerican Energy Company (which are unaffiliated with ComEd), filed a request for a declaratory order with the Commission in Docket No. EL00-25-000. The joint applicants seek an order declaring that an ITC, coupled with oversight by the MISO, will satisfy the minimum characteristics and functions of an authorized RTO. These characteristics and functions are set forth in Order No. 2000 dated December 20, 1999 in Docket No. RM99-2-000. ComEd hopes that the declaratory order request will induce more transmission owners in the Midwest (a) to voluntarily commit to the separation of their transmission and generation assets, and (b) to support efficient operation of the regional grid under MISO oversight. The proposed ITC would mitigate many of the concerns that have been raised regarding the MISO, including concerns regarding market organization and congestion management in the Midwest. The ITC would be independent of any market participant and would operate under MISO oversight.

     D. On November 22, 1999, in Docket No. EC00-26-000, ComEd and PECO Energy Company ("PECO"), on their behalf and on behalf of their public utility affiliates, tendered for filing an application pursuant to Section 203 of the Act for an order approving the proposed merger which was announced in late September of this year. Upon consummation of the proposed merger, the companies will form a registered public utility holding company system. ComEd and PECO have requested that the Commission approve their application in time for the

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merger to close by September 2000.  The merger application contains general descriptions of (a) ComEd's proposed restructuring and (b) a similar proposed restructuring by PECO, which on December 16, 1999 filed a separate application in Docket No. EC00-38-000 for authorization to undertake its restructuring. In the merger application, ComEd and PECO further explain that these restructurings will be implemented at or about the time the merger closes. Unlike ComEd's proposed restructuring, PECO's restructuring will occur independent of the proposed merger of ComEd and PECO's systems./6/

     Since the respective ComEd and PECO restructurings are internal reorganizations, they do not present the need for the in-depth review that the merger of two independent companies may warrant. ComEd anticipates that authorization to complete the proposed Transfer will be forthcoming, perhaps by order issued under authority delegated to Commission Staff, in advance of Commission action on the merger application.

II.  Genco

     As noted above, PECO is moving forward with a plan to transfer all of its generating assets to a generating operating company. PECO will implement its plan irrespective of the proposed merger of PECO and ComEd into a new public utility holding company system, and PECO has tendered its own application with the Commission for authorization under Section 203 of the Act (jurisdictional assets are included in PECO's restructuring).

     About the same time the merger becomes effective, ComEd will effect the proposed Transfer, whereby the jurisdictional assets identified in this Application will be transferred, directly or indirectly, to the same generating company being formed by PECO's restructuring

-------------------

/6/ Assuming approval by the boards of directors of Unicom and ComEd and that all required regulatory authorizations are obtained, ComEd's restructuring will occur after ComEd's receipt of a favorable ruling from the Internal Revenue Service on the tax treatment of nuclear decommissioning funds associated with the nuclear assets that will be transferred.

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plan, or a subsidiary of such generating company (hereafter, "Genco"). Genco will own generation and an inventory of power purchase agreements and will perform the wholesale power marketing function for the public utility holding company system. In addition to selling power to unaffiliated purchasers at market-based rates, Genco will provide power to ComEd in order for ComEd to meet its ongoing wholesale and retail supply obligations. (Genco likewise will supply power to PECO.) Until the Commission determines that the market for ancillary services in the Midwest is competitive, ComEd, in its capacity as a transmission provider, will purchase ancillary services from Genco at cost-based rates that are in conformance with Allegheny Energy Supply Company and West Penn Power
                        ---------------------------------------------------
Company, 89 FERC (P) 61,258 (December 10, 1999) ("Allegheny Energy Supply")
-------                                           -----------------------
(authorizing affiliated sale of ancillary services at cost-based rates to enable transmission provider to meet its OATT obligations).

     Genco's sales to ComEd (and PECO) will be made under Commission-authorized rate schedules, which will be consistent with the Commission's ratemaking precedents and policies under Section 205 of the Act. ComEd and its affiliates will make the appropriate filings under Section 205 of the Act at a time closer to the proposed effective date of the Transfer. In the meanwhile, there will be no interruption in ComEd's plans to transfer control of its transmission facilities, preferably to an ITC under the overview of the MISO, or alternatively to the MISO when it becomes effective if the ITC ComEd envisions proves infeasible for reasons beyond ComEd's control.

III. Information Required By Sections 33.2 And 33.3 Of The Commission's Regulations

      Exhibits B through F and Exhibit I are attached. Also, a portion of Exhibit G is attached. To the extent necessary, ComEd requests waiver of the Commission's regulations to permit the Commission to accept Exhibits B through G and Exhibit I as filed. In addition, ComEd is not filing Exhibits A and H at this time. Because ComEd does not believe that the lack of these

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exhibits will impair the Commission's ability to determine that the proposed
Transfer is consistent with the public interest, ComEd requests a waiver, to the extent considered necessary, of the requirement to file these exhibits at this time. ComEd, nevertheless, will supply these exhibits as they become available if the Commission does not grant the requested waiver. Information required by
Section 33.2 is set out below. To the extent necessary, ComEd requests waiver of the Commission's regulations to permit the Commission to accept the following information as in compliance with the Commission's regulations.

     A.   Names And Addresses Of Principal Business Offices

     Commonwealth Edison Company
     10 South Dearborn Street, P.O. Box 767
     Chicago, IL 60690

     B. Names And Addresses Of Persons Authorized To Receive Notices And Communications With Respect To The Application

--------------------------------------------------------------------------------
     Rebecca J. Lauer, Esq                        Robert S. Waters, Esq.
     Peter J. Thornton, Esq.                      Jones, Day, Reavis & Pogue
     Commonwealth Edison Company                  51 Louisiana Avenue, N.W.
     125 South Clark Street                       Washington, D.C. 20001
     Room 1500                                    202-879-3687 - voice
     Chicago, Illinois  60603                     202-626-1700 - fax
     312-394-3517 - voice
     312-394-3950 - fax

--------------------------------------------------------------------------------

     C.   Designation Of Territories Served, By Counties And States

     ComEd provides electric service in northern Illinois, in all or portions of the following 25 counties: Boone, Bureau, Carroll, Cook, DeKalb, DuPage, Ford, Grundy, Henry, Jo Daviess, Kane, Kankakee, Kendall, LaSalle, Lake, Lee, Livingston, Marshall, McHenry, Ogle, Stephenson, Whiteside, Will, Winnebago, and Woodford. ComEd also provides wholesale

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service for the requirements of the following municipalities: Batavia,
Naperville, and St. Charles, Illinois; and Dowagiac, Michigan.

     D. Description Of Facilities Owned Or Operated For Transmission Of Electric Energy Or The Sale Of Electric Energy At Wholesale In Interstate Commerce

     As of December 31, 1998, ComEd owned approximately 5,400 circuit miles of high voltage lines that are 138 kV and above. The applicable generating facilities from which ComEd makes wholesale sales are described in a preceding section of this Application.

     E.   Description Of Transaction And Statement As To Consideration

     The Transfer is described above. The Transfer does not involve a sale or disposition to an unaffiliated purchaser and therefore does not raise any issue of consideration for the transaction. The Transfer is voluntary.

     F.   Description Of Facilities Involved In The Transaction

     The jurisdictional facilities of ComEd are described herein.  See also
Exhibit I hereto.

     G.   Statement Of The Cost Of The Facilities Involved In The Transaction

     The original cost of the facilities involved in the transaction is approximately $52,000.000.

     H. Statement As To The Effect Of The Transaction Upon Any Contract For The Purchase, Sale, Or Disposition, Or Interchange Of Electric Energy

     The Transfer will not have a material effect on any contract for the purchase, sale, or interchange of electric energy.

     I.   Statement As To Other Required Regulatory Approvals

     The Applicants must file a notice of transfer of assets with the Illinois Commerce Commission. The Nuclear Regulatory Commission must approve the transfer of the operating licenses for ComEd's nuclear generating stations. On December 21, 1999, ComEd filed the

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related filing requesting approval from the Nuclear Regulatory Commission
("NRC"). A copy of the application portion of that NRC filing is included herein in Exhibit G.

     J.   Facts Showing That The Transfer Is Consistent With The Public Interest

     The facts relied upon to show that the proposed Transfer is consistent with the public interest are set forth in this Application. The Transfer is strictly internal, will not affect competition in either the wholesale or retail markets, will not have any effect on ComEd's ratepayers and will not affect federal or state regulation. With respect to ComEd's post-Transfer sale of ancillary services under ComEd's OATT, see Section II above, citing Allegheny Energy
                                                          ----------------
Supply, supra.
------  -----

     K.   Brief Statement Of Franchises Held

     In the City of Chicago, ComEd operates under a nonexclusive franchise ordinance effective until December 31, 2020. Utility operations outside of the City of Chicago are conducted in municipalities under nonexclusive franchises and, where required, under certificates of convenience and necessity granted by the ICC. ComEd holds nonexclusive franchises and/or certificates of convenience and necessity in 395 municipalities outside the City of Chicago. The following summarizes the expiration dates of ComEd's franchises:

          Franchise Expiration Period            Number of Municipalities
          ---------------------------            ------------------------
          1999-2006                                         2
          2007-2017                                        10
          2018-2028                                         3
          2029-2039                                         1
          2040 and subsequent years                       376
          No stated time limit                              3

     L.   Form Of Notice

     ComEd has included a form of notice, in both hard copy and on diskette, suitable for publication in the Federal Register.

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

IV.  Conclusion

     For the reasons set forth herein, ComEd requests waiver of the Commission's filing requirements as deemed necessary and the issuance of an order authorizing the Transfer.

                                             Respectfully submitted,

                                             COMMONWEALTH EDISON COMPANY

                                             By:________________________________
                                                  Rebecca J. Lauer, Esq.
                                                  Peter J. Thornton, Esq.
                                                  Commonwealth Edison Company
                                                  125 South Clark Street
                                                  Chicago, IL 60603
                                                  312-394-3517 - voice
                                                  312-394-3950 - fax


                                             By:________________________________
                                                  Paul Ruxin, Esq.
                                                  Robert S. Waters, Esq.
                                                  Jones, Day, Reavis & Pogue
                                                  51 Louisiana Avenue, NW
                                                  Washington, DC 20001
                                                  202-879-3939 - voice
                                                  202-626-1700 - fax

Submitted:  December 22, 1999

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